UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Sinqia S.A.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Brazil
(Jurisdiction of Subject Company’s Incorporation or Organization)

EVERTEC, Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Bernardo Francisco Pereira Gomes / Thiago Almeida Ribeiro da Rocha
Sinqia S.A.
Rua Bela Cintra, No. 755, 7th floor, Consolação, CEP 01415-003, São Paulo / SP
Tel: (11) 97515-9162
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not applicable
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form CB:

Exhibit Number
99.1	English translation of notice for extraordinary general shareholders’ meeting of Sinqia S.A. published on August 16, 2023 in Valor Economico.
99.2	English translation of Management Proposal of Sinqia S.A. regarding extraordinary general shareholders’ meeting.
99.3	English translation of form of Remote Voting Ballot for extraordinary general shareholders’ meeting of Sinqia S.A.

(b) Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in Exhibit 99.2 of Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVERTEC, Inc.

/s/ Luis A. Rodríguez
Name:	Luis A. Rodríguez
Title:	Executive Vice President, Chief Legal and Administrative Officer, and Secretary of the Board of Directors

Date: August 17, 2023